Exhibit 99.15

NOTICE OF ADOPTION OF ANNUAL INFORMATION FORM PURSUANT TO
SECTION 2.10 OF NATIONAL INSTRUMENT 44-101

To:          British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission

Re:          Plan of Arrangement (the “Arrangement”) involving Penn West Petroleum Ltd. (“Penn West”), Penn West Energy Trust (the “Trust”), Penn West AcquisitionCo Inc. and Penn West’s securityholders effective May 31, 2005.

The Trust, being a “successor issuer” (as defined in Section 1.1 of National Instrument 44-101 – Short Form Prospectus Distributions) of Penn West, hereby provides notice that it has adopted as its own annual information form the annual information form of Penn West dated March 22, 2005 in respect of the fiscal year ended December 31, 2004. Penn West was a participant in the Arrangement, as a result of which the Trust exists.

Dated at the City of Calgary, in the Province of Alberta, this 8th day of June, 2005.

PENN WEST ENERGY TRUST, by its administrator, Penn West Petroleum Ltd.

Per:	“Gerry J. Elms”
Gerry J. Elms
Vice-President, Finance and Corporate Secretary